EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Stock Symbol: MHM (Toronto & New York)

MASONITE INTERNATIONAL CORPORATION RECEIVES TORONTO STOCK EXCHANGE APPROVAL FOR ORIGINAL NORMAL COURSE ISSUER BID

TORONTO, CANADA, June 9, 2004. Masonite International Corporation (NYSE, TSX: MHM) announced today that the Toronto Stock Exchange has accepted notice filed by the Corporation of its intention to make a normal course issuer bid.

The notice provides that the Company may, during the 12-month period commencing on June 11, 2004 and ending on June 10, 2005, purchase on the Toronto Stock Exchange up to 4,714,526 shares in total, being approximately 10% of the “public float” of the common shares. The price which the Corporation will pay for any such shares will be the market price at the time of acquisition. The shares being purchased are for cancellation. The actual number of common shares which may be purchased and the timing of any such purchases will be determined by the Corporation. As at June 1, 2004 there were approximately 54,806,699 common shares of the Corporation outstanding with the public float amounting to approximately 47,145,267 common shares.

The Corporation believes that its common shares have been trading in a price range which does not adequately reflect their value in relation to the Corporation’s business and its future business prospects. As a result, depending upon future price movements and other factors, the Corporation believes that its outstanding common shares may represent an attractive investment and a desirable use of a portion of its available funds.

Masonite is a unique, integrated global building products company with its Corporate Headquarters in Mississauga, Ontario and its International Administrative Offices in Tampa, Florida. It operates over 75 facilities in twelve countries in North America, South America, Europe, Asia and Africa and has over 12,000 employees. The Company sells its products to customers in over 50 countries.

For further information contact:
Mr. Robert V. Tubbesing
Executive Vice President — Finance
Masonite International Corporation
1600 Britannia Road East
Mississauga, Ontario L4W 1J2
(905) 670-6500
www.masonite.com